Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
Commission File No.: 001-31251

     This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. and other documents filed by TD Bank Financial Group and Banknorth Group, Inc.’s with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

     This communication is being made in respect of the proposed merger transaction involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transaction, TD Bank Financial Group and Banknorth Group, Inc. filed a combined registration statement on Form F-4 and S-4 containing a preliminary proxy statement/prospectus for the shareholders of Banknorth Group, Inc. with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the preliminary proxy statement/prospectus regarding the transaction and the definitive proxy statement/prospectus when it becomes available, as well as any other relevant documents carefully in their entirety because they will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, ME 04112-9540, Attention: Investor Relations (207) 761-8517.

     TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004 and the above-referenced Registration Statement on Form S-4/F-4, which was filed with the SEC on October 4, 2004. Information regarding Banknorth Group, Inc.’s directors and executive officers is available in Banknorth’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form S-4/F-4, which was filed with the SEC on October 4, 2004, and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

***

     The following is a transcript from a presentation from the Merrill Lynch Banking & Financial Services Investors Conference and is being posted on TD’s website.

***
[INSERT TRANSCRIPT ]

FINAL TRANSCRIPT
Conference Call Transcript
BNK — Banknorth Group Inc. at Sandler O’Neill 2004 Financial Services Conference
Event Date/Time: Nov. 11. 2004 / 3:30PM ET Event Duration: N/A

CORPORATE PARTICIPANTS

     Peter Verrill
     Banknorth Group, Inc. —
     Senior Executive VP, Chief Operating Officer

PRESENTATION

Unidentified Speaker

     If you’d please be seated, we’re going to get started. I had this terrific introduction written for our next company, Banknorth Group, and I misplaced it, so I’m going to wing it. What I will say to you is when I asked Peter Verrill, who is the company’s Chief Operating Officer, to come down to this conference, he jumped at it and I guess I wasn’t surprised.

Banknorth is headquartered just south of the North Pole and they already have had quite a bit of snow up there. And anyway, as you know, there’s been a lot going on at Banknorth recently and I think Peter has an interesting story to tell you, some unique details from their recent transaction with Toronto Dominion.

So with that, I’ll turn it over to you, Peter.

     Peter Verrill - Banknorth Group, Inc. — Senior Executive VP, Chief Operating Officer

     Thank you Mike and thank you so much for (inaudible) inviting us down here because we are very close to the North Pole and it is kind of cold up there and very, very pleasant here. Before I do get started, I have to say one thing or my name will be mud back home. I want to say happy birthday to my daughter-in-law, Ann, who I think is listening on the Webcast. And now I can go home anyways.

I want to talk really about two topics today. One is, I want to talk a little bit about Banknorth and who we are and some of the performance metrics that we follow, and I’ll probably spend less time on that than normal because I want to spend more time on the transaction that Mike alluded to and that is the upcoming partnership with Toronto Dominion Bank.

So if I may, I want to go ahead and talk a little bit about Banknorth first. Here is our forward-looking statement disclosure, which I think all of you are familiar with. Who is Banknorth? First, I think we always like to take the opportunity when we can to brag a little bit, and since there’s only two months left in 2004, we don’t have many opportunities to go, so I would like to say that Forbes Magazine at the beginning of the year did name Banknorth as the best managed financial institution in America.

And I mention that as well because Toronto Dominion, in fact, utilized this fact in trying to narrow down who they would like to partner with, so it was important to them as well. We currently have approximately 7,700 employees, pro forma with the acquisition of Boston Fed, which we anticipate to close on or about January 1, to have about $31 billion in assets.

We service over 1.3 million households across our market. Net income last year was about $350 million. This year, it will be in excess of $400 million. We concentrate on what I call the bread and butter, the blocking and tackling of banking, that is, the commercial, consumer, small business, core deposit generation, that type of banking. We’re not real fancy, but we like to concentrate on what we think we can do best.

And that’s I guess summed up mostly by saying that we execute a community banking model and the community banking model I think is important and I will touch upon that a little bit more in a few moments. Here’s a picture of the New England company. Our market encompasses five of the New England  — six New England states as well as Eastern New York State. We have in excess of 400 branches located throughout this footprint.

We have the number one combined market share in Northern New England, Maine, New Hampshire and Vermont. We have a growing market share in Massachusetts, which is currently fifth, and we have also a growing market share in Connecticut, which is currently sixth.

And as I will talk about in a few moments, we have most recently entered into the Massachusetts and Connecticut markets, which really have a much better demographic picture than Northern New England. Our community banking model is integral to what we do.

First of all, we have a bank president in each of the states that we do business, the six states, who have direct responsibility for all decisions affecting customers and the communities. Interestingly, in all these states except the State of Maine in which we’re headquartered, these presidents have come from banks that we’ve acquired, and I think that’s important to us because they know the local markets, they know their customers, and they are the ones who are making the decisions.

Local decision making authority I think is critical in being able to be successful. You’ve got to be nimble. You’ve got to be able to react quickly and this banking model allows us to do that. Add superior local service to that, which I know all banks say they have, and I think most banks perhaps do have good service, but we feel it’s got to be better than good, it’s got to be superior service in order to keep and retain our customers.

We target the small and middle markets. Our competitors are the Citizens of the World, the Sovereigns of the World and some of the smaller institutions throughout New England. We really don’t run up against some of the bigger players such as Fleet/Bank of America.

We do occasionally obviously on some of the retail side, but on the commercial side, they’re really focused on a much larger customer base than we’re accustomed to. We like to cross-sell all of our fee income based businesses, like insurance and wealth management to our customers and try to hold that customer with as many services as we can.

We believe that this community banking model can really work anywhere. We don’t think it’s limited by geography or limited by size. It’s really a philosophy of how you do business and this is the model that we will continue to use, even with our partnership with TD.

Acquisitions obviously have been a very important and integral part of our success at Banknorth, and our growth strategy. Oftentimes, we get asked, well, how significant have acquisitions been relative to organic growth?

That’s really difficult to measure because our strategy, once we acquire a company, is to integrate it as quickly as possible into Banknorth, and therefore, we don’t continue to measure it separately. But generally speaking, I think we could say that back in the early and mid ‘90s, when we really began our acquisition strategy, our organic growth was about 2 to 4%.

Remember, we were really just in Maine and New Hampshire at that point in time. As we continued to grow through acquisitions, I think that organic growth grew to perhaps the 5 to 6% range in the late ‘90s. And then in the early 2000’s, as we got into Massachusetts and Connecticut where the demographics are so much better, our organic growth now resides at somewhere between 8 and 10%.

And that organic growth that I mentioned compares to overall growth during that period of time at around 10 to 12%. So you can see that acquisitions early on were very significant and important to our success, and more recently, is not as significant to our success.

We have done 24 acquisitions, and I think that’s important only to give confidence that we’re experienced at this, we believe it’s a core competency of the company, and it’s something that we’re not afraid to do because we know how to do it. Banknorth has consistently been a strong performer.

For 10 years now, we have recorded each year record operating earnings growth, as you will see in a few moments, I think are very strong relative to any peer group that you want to compare us to, 27% cash return on equity, 50% efficiency ratio. And that efficiency ratio by the way, 10 years ago, was in excess of 70%, and a major reason for the improvement in that has been the ability to acquire companies and to integrate them quickly and efficiently into Banknorth.

Strong performance as well in terms of loan and deposit growth. I’ll show some of those numbers in a moment. And in terms of fee income, I think it’s important to note that we don’t like to enter into types of businesses that are new to us, that we really don’t know a lot about. So we continue to be emphasizing the traditional deposit and loan type of fee income, as well as investment and insurance agency income.

In fact, the last new line of fee business that we entered was insurance, and that was back in 1997, about 7 years ago. So you can see that we’re not in and out of businesses. I will mention there are some businesses though we decide after evaluating them, it just doesn’t make sense for us. We can’t compete as well or the risk is too great and we get out of those businesses. Loan servicing, mortgage banking is one example.

Back about 7 years ago, mortgage banking was the second largest component of our fee income. Today it’s so insignificant, we don’t even show it as a line item anymore. And asset quality, that goes without saying, and we really don’t talk a lot about asset quality today because it is so strong, but it’s something I can assure you is always in the back of our minds.

All the senior management at Banknorth were here during the late ‘80s and early ‘90s when asset quality was a problem. Many banks failed. Those who didn’t fail like Banknorth had to work 7 days a week, holidays, you name it, just to make sure we survived and we never want to go through that again. So we’re going to be very careful to make sure asset quality remains good. A few graphs, sometimes pictures can I think be a lot better than words.

Earnings per share growth, both on a GAAP basis and what we used to call operating earnings, but essentially is GAAP earnings exclusive of merchant consolidation costs. Over the last 5 years, you can it has continued to improve each year. Loan growth over the last 5 years, over 13% compounded annual growth rate.

That does include acquisitions, but even without acquisitions, we’re anticipating commercial and consumer loan growth to continue to grow at double digit rates in 2005. Interestingly, deposit growth has been essentially the same as loan growth over the last 5 years, and I think that’s a phenomenon that will probably not be repeated in the near term.

We’re anticipating that deposit growth will begin to slow down somewhat, and it will be interesting to see how financial institutions balance these slower deposit growths with perhaps stronger loan demand. Will that mean that deposit costs are going to go up? Will it mean that they’ll slow down on some of the loan demand? So it will be interesting to find out how our competitors react in the next couple of years.

Fee income also has grown, 15 and a half percent compounded rate over the last 5 years. Our target is to have about 30% of our revenue in fee income. We’re slightly under that right now, but I think it’s a very attainable target. Cash efficiency ratio, as I mentioned before, now down at about 50%. There was a period of time a couple of years ago when I didn’t think we could get under 50% efficiency ratio.

Today, I think it is very achievable, and perhaps in the near term. Asset quality, this graph shows non-performing assets over the last 5 years and although there really hasn’t been a lot of change dollar wise in the level of non-performing assets, the numbers at the bottom relate what our asset growth has been.

So you can see that even though non-performing assets have remained pretty steady, total assets have grown from about just over 13, almost $14 billion to $29 billion as of the last quarter. So our rations have come down significantly. And what has this meant to shareholders?

Well, this graph shows our star performance for the last 5 years compared to a peer group of banks in the 15 to $60 billion range, as well as a couple of other industries, and I think if we had picked almost any other time period, we would show you the same type of results. OK. Let me switch gears, if I may, and talk a little bit about Toronto Dominion.

Before I get into the details of the transaction, I thought I’d spend a moment telling you about who Toronto Dominion is. Toronto Dominion is the third largest financial institution in Canada, with a market capitalization of about $21 billion, U.S. dollars, and total assets of approximately $240 billion. I believe this would place them, if they were in the United States, as the fifth largest financial institution in the United States.

I think all of you are aware that in Canada, there are really very few banks. There, I think, are a total of only 13 banks in Canada, which six control essentially all of the banking in Canada. They have three main segments of business. The first is a personal and commercial banking line of business, which is operated under the trade name, TD Canada Trust.

This comprises of about two-thirds of their business, and this is the type of business that Banknorth is in. It’s their fastest-growing segment. They have the number one market share in many of the retail products throughout Canada.

They service over 10 million customers. Interestingly, if my memory serves me correctly, Canada has a population of only about 30 million people, so it’s not a large population base. I’m sure you know that the greater New York and Jersey probably has a population base bigger than all of Canada, but serving 10 million customers out of the 30 million population is quite remarkable.

The second major segment of business is their wealth management. That’s operated under the trade name, TD Waterhouse. They are approaching about $100 billion of assets under management. In Canada, they operate under TD Waterhouse Canada. They are the number one discount brokerage company in Canada. TD Waterhouse US is the fifth largest discount brokerage company in the United States.

And their third component is wholesale banking, which is one that has been diminishing in size and impact. That represents about 22% of the business today. They are a leading, full-service investment banking and corporate banking company in Canada. And their fourth segment, which does not exist today, but will in the near term, will be the U.S. banking and that will be under the trade name TD Banknorth.

And that hopefully soon will come to pass and we’ll be a growing segment of the business as well. Graphically, this just shows what I’ve basically said. It shows the percentage of business that each of those segments there. Getting into the transaction summary itself, Toronto Dominion is proposing to acquire 51% of Banknorth. This will be done through the exchange of shares of Banknorth.

For each share of Banknorth that you own, you will receive .2351 shares of Toronto Dominion stock. That’s a fixed exchange ratio. You’ll also receive $12.24 in cash and you’ll also receive .49 shares of the continuing Banknorth stock. The Banknorth stock will continue to be traded on the New York Stock Exchange as it is today.

The valuation of the 51% which is being sold to Toronto Dominion at the time of the announcement, which was August 26th of this year, was $40 per share. That in fact has actually gone up to in excess of $42.50 a share today, as the result of Toronto Dominion stock price going up. The reason Toronto Dominion stock price has gone up really is twofold.

The first reason is that Canada’s economy continues to be very strong and as a result of that, all Canadian bank stocks have increased. In fact, I think it was just the other day or a couple of days before the announcement of the Banknorth/TD transaction, Bank of Montreal came out with their earnings forecast, and as a result of that, all Canadian banks actually began to rise at that point in time.

The second reason is because of the favorable exchange ratio that has increased the value of that as well. No guarantee what that’s going to be at the time of closing, but it’s better at 42.50 today than it would be at 37.50 obviously. If I may digress for just a moment here, because I know I’m going to get this question, so I might as well try to answer it up front as best I can.

And that question is, well, OK, I understand what the value of the 51% is. What is the value of the 49%? That’s a more difficult question to answer. People have told me if the range is anywhere of the stock on transaction closing plus day one would be somewhere between 28 and $32, based on some model they’ve put together.

If it’s at the lower end of that range, that means we’ll be trading at about 11 times earnings. I can’t remember the last time, or I probably do but don’t want to remember the last time, Banknorth trade 11 times earnings. I believe the company’s history and success and the opportunities that lie ahead for Banknorth would suggest that we ought to be trading not only at industry PE multiples, but at PE multiples above the industry.

So if we come out at that low end of the range, my personal opinion is that as long as we continue to execute well that we should see that rise over time and over a quick period of time. The real value of that 49% does depend on how successful Banknorth is going to be in executing its plan. It’s the same plan that we have in place today.

It’s the same plan we had in place 6 months ago, except we have a strong partner to help us now that we didn’t have before. So we’ll continue to operate as a community bank. We’ll continue to look for opportunities to grow through acquisition, and I’ll talk a little bit more about that in a few moments, which may include opportunities outside of New England.

And we’ll have a partner who wants us to succeed as much as we want to succeed. And we also have a partner who is very incented to buy the remaining minority interest from Banknorth. So with all those factors, I’m not going to stand here today and tell you what its going to trade at, but I’m very optimistic as well as all management and the directors of Banknorth are optimistic and TD is optimistic that we should begin to trade at multiples representative of that continued success.

That’s probably a long way. I’m really not telling you much about — that’s about all I can tell you, I guess. The 51% pricing, the implied valuations of that at the time of announcement was 17.2 times ‘04 earnings and 15.6 times ‘05 earnings at street estimates, 2.6 times of book value.

Management, I think this is a key thing for shareholders of Banknorth to really understand, and that is that the management is committed to this transaction. First of all, Bill Ryan will become a Vice Chair of Toronto Dominion. This is an operating position, not a board position. I believe Toronto Dominion has 3 Vice Chairs currently. Bill will become the fourth. He will be responsible for all of the U.S. banking interest.

Bill will also be appointed as a Director of Toronto Dominion. As part of the deal, Toronto Dominion said to Banknorth management, “Look, we’re making a very significant commitment to you and we want you to do the same to us. So we’ve agreed to do four key things.”

First of which is that all senior management have agreed to defer the change of control payments that would have been due under the change of control for 3 years. If we leave voluntarily during that three-year period, we give up all rights to those change of control payments. Second, as a result of the change of control, our stock option plan calls for the acceleration of vesting in all those stock options.

Senior management has agreed to not accelerate any of the stock options during the next 3 years. Thirdly, as an additional retention device, Toronto Dominion has granted restricted stock to senior management, restricted stock of Toronto Dominion, none of which would vest until after 3 years. And the value of which does fluctuate with the performance of Banknorth in terms of its profitability.

And fourth, Toronto Dominion has required that senior management own ownership in Toronto Dominion, either through Toronto Dominion or Banknorth stock, and as an example, Bill Ryan and myself are required to own 6 times our annual salary in TD stock or Banknorth stock. I can tell you that senior management are incented and are committed to this deal being successful.

If it isn’t, we’ve given up a lot of financial opportunity. The brand, as I mentioned, is going to TD Banknorth. Is that a big deal? I don’t think so. As a matter of fact, as many of you might know, currently we operate under the Banknorth name only in a few states. In the State of Maine, we operate under Peoples Heritage Bank, and the Bank of New Hampshire in New Hampshire, et cetera.

We already had a plan in place which would have converted all of our brand to Banknorth January 1 of ‘05. So we were planning to make a change anyway. All we’re doing today, now differently is adding the initials, TD, in front of that. The reaction from customers? Commercial customers have seen this as a strong positive.

They believe now, which we also concur with, that we’re going to be able to offer some additional products and services to them that previously, we had not been able to do. So they look at this as a very strong positive. The retail side, you know, I think we still need some time to figure out what the reaction is going to be, but my best guess is that it’s a non-event.

I think what’s important to the retail base is to make sure we have the same people on the teller-line servicing them, same people on the loan side servicing them, so it’s the same faces, the same names that they’re used to, which is the case. No jobs are going to be lost as a result of this TD transaction. So customers are going to be able to deal with the same people they have been for a long period of time.

Finally, the expected closing as it shows here is February, ‘05. We’re still optimistic that that will occur. We have filed the S4 registration statement with the SEC. We have received their comments. We are in the process of responding to those comments. We’re hoping to go effective in the next week or so and to have the shareholder meeting prior to year end. So we’re pretty much on schedule, on the schedule we have anticipated back in August.

Corporate governance is also very important. TD is our majority shareholder and as such, they need to have certain controls in place. The board composition they will initially add up to five members to our board, although I believe it’s going to be less initially. Any board action will need to be approved not only by the full board, but by their appointed board members.

In terms of ownership level, I think this is very important too for our shareholders, is that they have the right to increase the ownership from 51% up to 66% and two-thirds either through purchases of Banknorth stock on the open market or hopefully, and more likely, as a result of helping us, aiding us in terms of capital to do acquisitions.

If our stock does come out day one, at some value that we believe is not indicative as to what our true value is, I would not be surprised that Toronto Dominion and/or Banknorth would be in there buying shares at those prices. The ability for TD to go from 51% to 66 and two-thirds is essentially similar to TD having an authorization to buy back 30% of our stock, a share buyback authorization of 30%.

So they have that capacity to do it. Now, that’s not what they really want to do because that’s not what they believe to be in the best long-term interest. They would rather see the company grow and create value that way. But if our stock is not trading at values where it should be, they’ll I’m sure be in there supporting it through acquisitions.

And possibly with acquisitions, if we can’t find the right metrics, the prices are too high right now on many occasions, we might not be into buying banks for a period of time, and therefore, they will be in there utilizing their capital to buy back shares. No guarantees, but that certainly is an opportunity.

In terms of going up to 100%, over the next 2 years, Toronto Dominion cannot (inaudible) acquire 100% of the stock, going from 66 and two-thirds to 100, unless invited to do so by independent directors of Banknorth. Independent directors are those people who are currently on the board of Banknorth.

Years 2 through 5, they would have to negotiate with the independent directors and if the independent directors agreed on a price, they would then have to go get the approval of the minority shareholders. After year 5, they’re required to negotiate with the independent directors, but if we don’t agree with them, they have the ability to go directly to shareholders. We believe this is a winning proposition.

I’m going to move really quickly now, because I’m running out of time and I apologize for that, but we believe it’s a winning proposition because we can offer a very good premium for half the company today and we think a great opportunity for shareholders to share in the upside potential of the company as we continue to execute our plan over the next few years and have a partner who wants to buy us out at some point in time.

Culturally, strategically, we fit together very well. I can’t tell you over the last 6 months how comfortable and impressive that come with the TD people. They are so much like us. We’ve become a little bit like them. And they are committed for us to be successful because if we’re not successful, they’re not successful.

And this is a big investment for them, so they’re going to do everything they can to help us become successful. I’m going to move forward now, just to this screen quickly. Sometimes people say, well, do you have any history of what premiums there might be for a minority interest?

And the only 3 transactions that we’re aware of, which actually were quite a while ago, now of financial institutions, were the minority interests of the three up on the board here, and you can see that on average, the premium takeout was 28% even after adjusting for smoothing out of the NASDAQ index performance. If you hadn’t done that, the premium would actually have been greater, but I think the 28% is more applicable here.

So this doesn’t guarantee the future, but I think at least we see some history that would suggest that a premium is very possible. In terms of Banknorth, all I’ll say is we’re going to continue to do the same things we’ve done in the past. We’re not changing. It’s the same people with the same banking model, just with a strong partner to help us get there.

So I’d like to thank all of you. I’m not sure if we have any time for questions, Mike.

Unidentified Speaker

     I think we have time for just one or two quick questions.

Unidentified Speaker

     Peter, just wanted to ask a question and this may be very obvious, but if TD is the perfect partner, why not have a complete transaction instead of just a 51% buyout stake?

     Peter Verrill — Banknorth Group, Inc. — Senior Executive VP, Chief Operating Officer

     That’s a good question. The answer is really twofold. One is that TD wanted to have the flexibility as we go out to do possible acquisitions to offer three types of currency, cash, TD stock, which would be the two they would have if they bought 100%, but the third, which is important I think is Banknorth currency.

And that provides an opportunity for some tax-free exchanges as well as people being more comfortable, at least in the near term, knowing who Banknorth is as opposed to perhaps TD. And secondly, they wanted to retain a reserve of capital so that we can do some acquisitions, perhaps larger than we’ve done in the past, and still have a significant capital ratio to support that.

Unidentified Speaker

     OK.

Unidentified Speaker

     Peter, Bill has suggested that over the next couple of years, you have limited opportunities in New England, maybe a couple of small fill-in acquisitions and then perhaps moving into the New York or Pennsylvania or New Jersey markets. Is it possible that TD would look to use the Banknorth platform to go beyond those markets?

For example, down to Florida where there’s conclaves of Canadian snowbirds, for example, on the West Coast of Florida. Is that a possibility?

     Peter Verrill — Banknorth Group, Inc. — Senior Executive VP, Chief Operating Officer

     I think maybe long term, Frank, but not near term. We have had no discussions about going into areas beyond metropolitan New York, New Jersey, Pennsylvania, at this current time. So maybe long term, that’s a possibility, but let’s try to take one step at a time.

I want to thank all of you very much for this opportunity.

Unidentified Speaker

     Thank you Peter.

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